                                                                    EXHIBIT 99.8

                          INDEPENDENT AUDITORS' CONSENT

We consent to the use of our report dated January 28, 2005 included in this Annual Report on Form 40-F.

"KPMG LLP"
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Charted Accountants
Vancouver, British Columbia, Canada

January 28, 2005